EXHIBIT 99.1

Just Energy Announces Proposed Acquisition of its Shares of ecobee Inc.

TORONTO, Nov. 01, 2021 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) (TSXV:JE; OTC:JENGQ), a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions, carbon offsets and renewable energy options to customers, announced today that Generac Holdings Inc. (“Generac”) announced the signing of an agreement to acquire all of the issued and outstanding shares of ecobee Inc. (“ecobee”), including all of the ecobee shares held by Just Energy.

The acquisition of all the shares of ecobee will be effected pursuant to a court approved arrangement under the Canada Business Corporations Act (Canada). Just Energy will be seeking court approval in its proceedings under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) to enter into a support agreement with an affiliate of Generac to vote in favour of the acquisition.

The ecobee acquisition by Generac is valued at up to USD $770 million, contingent on the achievement of certain performance targets. At closing, Generac will pay the sellers of the ecobee shares an aggregate of USD $200 million in cash, subject to customary adjustments, along with USD $450 million in Generac common stock. Additionally, upon achievement of certain performance targets between closing and June 30, 2023 the sellers may receive up to an aggregate of USD $120 million in shares of Generac common stock.

At closing, Just Energy anticipates receiving approximately CAD $61 million, comprised of approximately CAD $18 million cash and CAD $43 million of Generac stock. Just Energy can receive up to an additional approximate CAD $10 million in Generac stock over calendar 2022 and 2023, provided that certain performance targets are achieved by ecobee. Generac stock trades on the New York Stock Exchange under the symbol GNRC.

The acquisition of ecobee by Generac is expected to close in the fourth quarter of calendar 2021, subject to customary closing conditions, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act.

For further information regarding the acquisition of ecobee by Generac, please see Generac’s press release at http://investors.generac.com/news-releases.

As previously reported, FTI Consulting Canada Inc. (the “Monitor”) is overseeing the proceedings of the Just Energy under the CCAA as the court-appointed Monitor. Further information regarding the CCAA proceedings is available at the Monitor’s website at http://cfcanada.fticonsulting.com/justenergy. Information regarding the CCAA proceedings can also be obtained by calling the Monitor’s hotline at 416-649-8127 or 1-844-669-6340 or by email at justenergy@fticonsulting.com.

About Just Energy Group Inc.

Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions, carbon offsets and renewable energy options to customers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, Filter Group, Hudson Energy, Interactive Energy Group, Tara Energy, and terrapass. Visit https://investors.justenergy.com to learn more.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements, including, without limitation, statements with respect to the sale of the Company’s ecobee shares and the anticipated proceeds from the sale of the ecobee shares. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to: the ability of ecobee or Generac to close the sale and purchase of the ecobee shares; regulatory approval of the acquisition of ecobee by Generac; approval under the CCAA proceedings of Just Energy to sign a support agreement in favour of the sale of the Just Energy’s shares of ecobee to Generac; the ability of the Company to continue as a going concern; the outcome of proceedings under the CCAA proceedings and similar legislation in the United States; the outcome of any potential litigation with respect to the February 2021 extreme weather event in Texas (the “Weather Event”), the final amount received by the Company with respect to the financing mechanisms to recover certain costs incurred during the Weather Event, the outcome of any invoice dispute with the Electric Reliability Council of Texas; the Company’s discussions with key stakeholders regarding the Weather Event and the CCAA proceedings and the outcome thereof; the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations or financial results are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.investors.justenergy.com.

Any forward-looking statement made by Just Energy in this press release speaks only as of the date on which it is made. Just Energy undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investors
Michael Cummings
Alpha IR
Phone: (617) 982-0475
JE@alpha-ir.com

Monitor
FTI Consulting Inc.
Phone: 416-649-8127 or 1-844-669-6340
justenergy@fticonsulting.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885
berman@longviewcomms.ca

Source: Just Energy Group Inc.